                      U.S. SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934


                              PC Service Source, Inc.
                              -----------------------
                                  (Name of Issuer)


                            Common Stock, $.01 par value
                           -----------------------------
                           (Title of Class of Securities)


                                   693258-10-5
                                 ------------------
                                   (CUSIP Number)


                                   James W. Moen
                                 Katun Corporation
                                10951 Bush Lake Road
                           Bloomington, Minnesota  55438
                                   (612) 941-9505
                                  ---------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 November 10, 1998
                                 ------------------
              (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box:  [   ]


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                                     SCHEDULE 13D

CUSIP No. 693258-10-5
--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
     Katun Corporation
     41-1335933
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   [   ]
     (b)   [   ]
-------------------------------------------------------------------------------
3)   SEC USE ONLY
-------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     WC
-------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]
-------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Minnesota
-------------------------------------------------------------------------------
                         7)   SOLE VOTING POWER
                                 338,750
                         ------------------------------------------------------
NUMBER OF                8)   SHARED VOTING POWER
SHARES                              -0-
BENEFICIALLY             ------------------------------------------------------
OWNED BY EACH            9)   SOLE DISPOSITIVE POWER
REPORTING                        338,750
PERSON                   ------------------------------------------------------
WITH                     10)   SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      338,750
--------------------------------------------------------------------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[  ]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.9% (1)
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------

(1) Based upon 5,760,320 shares of Common Stock outstanding as of August 1, 1998, as reflected in PC Service Source's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.


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

                                     SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the common stock, par value $.01 per share ("Common Stock"), of PC Service Source, Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at 2350 Valley View Lane, Dallas, Texas 75234.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is filed by Katun Corporation, whose business address is 10951 Bush Lake Road, Bloomington, Minnesota 55438. Katun Corporation is principally engaged in the manufacturing and distribution of spare parts and consumable supplies for use in xerographic office equipment such as plain paper photocopiers, plain paper facsimile machines and laser printers.

          During the last five years, Katun Corporation has not been convicted in a criminal proceeding and has not been a party to a proceeding involving (and is not otherwise subject to) a judgment or other order prohibiting or mandating activities subject to United States federal or state securities laws.

          Katun Corporation is organized under the laws of the State of Minnesota.

          Information concerning the directors and executive officers of Katun Corporation is set forth in Exhibit 1 attached hereto and incorporated herein by reference.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          A total of 338,750 shares of Common Stock were acquired as described in Item 4 below. Corporate funds of Katun Corporation in the amount of approximately $976,649 (including brokerage commissions) were used to purchase these shares. No funds used to purchase any of the shares of Common Stock reported on this statement were borrowed.

ITEM 4.   PURPOSE OF TRANSACTION.

          Katun Corporation purchased an aggregate of 338,750 shares of Common Stock in open market broker transactions. These shares were acquired for investment purposes. Katun Corporation may from time to time purchase additional shares of Common Stock, either in brokerage transactions, in the over-the-counter market or in privately negotiated transactions. Any decision to increase the holdings in the Company will depend, however, on numerous factors, including without limitation the price of the shares of Common Stock, the terms and conditions relating to their purchase and sale and the prospects and profitability of the Company, and general economic conditions and stock and money market conditions. At any time, Katun Corporation may also determine to dispose of some or all of the Common Stock, depending on various similar considerations. Except as stated above, Katun Corporation does not have any


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present plans or proposals which relate to or would result in any of the events listed in Item 4(a) through (j) of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Katun Corporation beneficially owns an aggregate of 338,750 shares of Common Stock, or approximately 5.9% of the outstanding shares of Common Stock (based upon the Company's Quarterly Report on Form 10-Q for the quarter ended June 30,
1998), and has sole voting and dispositive power with respect to all of such shares. Katun Corporation has purchased the following number of shares of Common Stock in open market brokerage transactions for the prices per share (including brokerage commissions) and on the dates indicated below:



DATE                                    NUMBER OF SHARES         PRICE
-------------------------------------------------------------------------------
October 5, 1998                         20,000                   $2.81062
-------------------------------------------------------------------------------
October 6, 1998                         5,000                    $2.50
-------------------------------------------------------------------------------
October 7, 1998                         10,000                   $2.75
-------------------------------------------------------------------------------
October 9, 1998                         3,000                    $2.4583
-------------------------------------------------------------------------------
October 13, 1998                        4,000                    $2.625
-------------------------------------------------------------------------------
October 13, 1998                        2,000                    $2.75
-------------------------------------------------------------------------------
October 13, 1998                        4,000                    $2.75
-------------------------------------------------------------------------------
October 15, 1998                        15,000                   $2.8542
-------------------------------------------------------------------------------
October 20, 1998                        5,000                    $2.625
-------------------------------------------------------------------------------
October 21, 1998                        10,000                   $2.875
-------------------------------------------------------------------------------
October 22, 1998                        10,000                   $2.875
-------------------------------------------------------------------------------
October 22, 1998                        7,500                    $2.834
-------------------------------------------------------------------------------
October 22, 1998                        10,000                   $2.750
-------------------------------------------------------------------------------
October 26, 1998                        15,000                   $2.8125
-------------------------------------------------------------------------------
October 26, 1998                        5,000                    $2.875
-------------------------------------------------------------------------------
October 28, 1998                        20,000                   $2.68437
-------------------------------------------------------------------------------
October 29, 1998                        15,000                   $2.7458
-------------------------------------------------------------------------------
October 30, 1998                        50,000                   $2.75
-------------------------------------------------------------------------------
November 3, 1998                        35,000                   $2.777
-------------------------------------------------------------------------------
November 3, 1998                        30,000                   $2.75
-------------------------------------------------------------------------------
November 4, 1998                        6,000                    $2.8958
-------------------------------------------------------------------------------
November 10, 1998                       40,000                   $3.2547
-------------------------------------------------------------------------------
November 12, 1998                       5,000                    $3.25
-------------------------------------------------------------------------------
November 13, 1998                       6,400                    $3.50
-------------------------------------------------------------------------------
November 16, 1998                       5,800                    $3.75
-------------------------------------------------------------------------------



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

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Information concerning directors and executive officers of Katun Corporation.


                                     SIGNATURE

     After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 16, 1998                       KATUN CORPORATION


                                         /s/ T. Michael Clarke
                                       ---------------------------------------
                                       T. Michael Clarke, President & CEO



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